UNIT
SECURITIES AND E
Washing

08027062

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2015B State Street
(No. and Street)

Santa Barbara (City) California (State) 93105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Alpine (805) 957-4202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co., LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St. #200 (Address) Santa Barbara (City), CA (State) 93101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise Alpine
Signature

Principal
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Barbara } ss.

☐ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8 Denise Alpine
Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 26 (Date) day of February (Month), 2008 (Year), by

(1) K. Wolfe
Name of Signer(s)

(2) / / /
Name of Signer(s)

K. WOLFE
Commission # 1530746
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2008

Place Notary Seal Above

Signature of Notary Public

K Wolfe

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: 2007 Financial Stmts

Document Date: 12-31-07 Number of Pages: 1

Signer(s) Other Than Named Above:

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MONTECITO ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2007 AND 2006

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

REED S. SPANGLER
SUSAN M. FRAZIER
JANE E. RUSSELL
GAIL H. ANIKOUCHINE
WILLIAM L. JACKSON

JAMES W. FISCHER
MELISSA R. PETERSEN
HOWARD B. ATKINSON
MARILYN D. PARKE
JEFF RESTIVO

ROBERT R. BABCOCK
Consultant
NORMAN J. COLAVINCENZO
a professional corporation
Consultant
RICHARD L. HUNT
Consultant
HARVEY K. LYNN
Consultant

Santa Barbara
115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454

Los Olivos
2948 NOJOQUI AVE.
SUITE 3
P.O. BOX 336
LOS OLIVOS
CALIFORNIA 93441
PHONE (805)688-6449
FAX (805)688-6440

E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2007 and 2006, and the related statements of income and comprehensive income, shareholders' equity cash flows, and subordinated borrowing for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co LLP

Santa Barbara, California
February 24, 2008

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Current Assets		
Cash and cash equivalents	$ 194,653	$ 123,687
Receivables (Note 2)	139,050	247,280
Prepaid expenses	16,778	26,541
Total Current Assets	350,481	397,508
Furniture and Equipment (net of accumulated depreciation of $53,263 and $48,766	10,041	14,539
Other Assets		
Deposits	2,368	3,130
Investments (Note 4)	148,470	92,370
Deposits with clearing organizations (Note 5)	259,696	252,510
Total Other Assets	410,534	348,010
Total Assets	$ 771,056	$ 760,057

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Accounts payable and accrued expenses	$ 109,087	$ 93,004
Subordinated borrowings (Note 6)	150,000	150,000
Total Liabilities	259,087	243,004
Shareholders' Equity		
Voting common stock, $1 par value; 1,000,000 shares and 10,000 shares authorized respectively; 100 and 80 shares issued and outstanding, respectively	100	80
Additional paid-in-capital	199,900	199,920
Accumulated other comprehensive income: unrealized gain/(loss)	84,345	28,245
Retained earnings	227,624	288,808
Total Shareholders' Equity	511,969	517,053
Total Liabilities and Shareholders' Equity	$ 771,056	$ 760,057

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue		
Commissions	$ 850,615	$ 2,253,161
Investment advisory fees	103,879	77,120
Wrap fees	85,834	68,198
Ticket charges	767,533	170,209
Short sale revenue	-	3,575
12B1, margin and interest income	125,516	47,585
Total Revenue	1,933,377	2,619,848
Expenses		
Correspondent broker clearing charges	1,040,644	1,746,879
Investment advisory expense	55,836	41,364
Employee compensation and benefits	39,866	27,364
Professional fees	225,238	152,050
Occupancy	49,531	43,998
Office expense	188,645	64,324
Insurance	90,248	57,486
Depreciation	4,497	4,048
Other selling and administrative	149,972	79,148
Total Expenses	1,844,477	2,216,661
Other Income		
Dividends	10,916	7,683
Gain Before Provision for State Income Tax	99,816	410,870
Provision for state income tax (Note 7)	1,000	2,867
Net Gain	98,816	408,003
Other Comprehensive Income		
Unrealized gain on investment	56,100	38,070
Total Comprehensive Gain	$ 154,916	$ 446,073

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional	Accumulated Other Comprehensive Income:	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Unrealized (Loss)/Gain	Earnings	Equity
Balances, December 31, 2005	100	$ 100	$ 299,900	$ (9,825)	$ 4,485	$ 294,660
Redemption of ownership	(20)	(20)	(99,980)	-	-	(100,000)
Distributions	-	-	-	-	(123,680)	(123,680)
Total Comprehensive Gain - 2006	-	-	-	-	408,003	408,003
Unrealized gain on investment	-	-	-	38,070	-	38,070
Balances, December 31, 2006	80	$ 80	$ 199,920	$ 28,245	$ 288,808	$ 517,053
Issuance of shares	20	20	(20)	-	-	-
Distributions	-	-	-	-	(160,000)	(160,000)
Total Comprehensive Gain - 2007	-	-	-	-	98,816	98,816
Unrealized gain on investment	-	-	-	56,100	-	56,100
Balances, December 31, 2007	100	$ 100	$ 199,900	$ 84,345	$ 227,624	$ 511,969

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows from Operating Activities:		
Total comprehensive gain	$ 154,916	$ 446,073
Adjustments to reconcile net gain to cash provided/(used) by operating activities:		
Depreciation	4,498	4,048
Unrealized gain	(56,100)	(38,070)
Changes in:		
Receivables	108,230	(203,323)
Other receivables	-	21,547
Prepaid expenses	9,763	(4,076)
Deposits	762	(229)
Deposits with clearing organizations	(7,186)	(152,510)
Accounts payable	16,083	16,410
Cash Provided by Operating Activities	230,966	89,870
Cash Flows from Investing Activities		
Purchase of investments	-	(24,000)
Purchase of furniture and equipment	-	(9,574)
Cash Used by Investing Activities	-	(33,574)
Cash Flows from Financing Activities -		
Proceeds from subordinated borrowings	-	150,000
Distributions to shareholders	(160,000)	(123,680)
Redemption of shareholder ownership	-	(100,000)
Cash Used by Financing Activities	(160,000)	(73,680)
Net Increase/(Decrease) in Cash	70,966	(17,384)
Cash and Cash Equivalents at Beginning of Year	123,687	141,071
Cash and Cash Equivalents at End of Year	$ 194,653	$ 123,687

Supplemental disclosure of cash flow information:

	2007	2006
Cash paid during the year for:		
Interest	$ 24,006	$ 22,034
State income taxes	$ 1,000	$ 2,867

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Subordinated borrowings at January 1, 2006	$	-
Increases		
Issuance of subordinated notes		150,000
Subordinated borrowings at December 31, 2006		150,000
Increases		-
Subordinated borrowings at December 31, 2007	$	150,000

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a fully disclosed brokerage company located in Santa Barbara, California. Originally approved April 10, 2000, to provide mutual fund trading and variable life services to various investors, the Company added May 4, 2001, equities, debt, municipal securities, and private placements. On March 9, 2003, the Company received approval to provide government securities. On June 5, 2003, the Company added investment advisory services and on October 22, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include investment advisory services and option trading. On July 14, 2005, the Company received approval to conduct "non-exchange" member transactions. On March 9, 2003, the Company entered into client referral agreements (revenue sharing agreements) with broker-dealers. The Company has recently received a California Insurance License which requires the Company to do insurance sales doing business as Montecito Insurance Services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and subsequent to year end received approval to trade on the New York Stock Exchange floor.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments are carried at fair market value.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Agency Transactions

The Company receives funds for private placements and maintains the funds in a separate escrow account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent.

Income Taxes

The Company has elected "S" Corporation status for Federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. Both California and West Virginia recognize "S" corporations as a pass-through entity; however, California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

NOTE 2: RECEIVABLES

Accounts receivable at December 31, consist of the following:

	2007	2006
Brokerage house receivables	$ 127,099	$ 128,264
Client receivables	11,951	119,016
Total receivables	$ 139,050	$ 247,280

NOTE 2: RECEIVABLES (Continued)

The Company clears all of its proprietary and client transactions through brokerage houses and other broker-dealers on a fully disclosed basis. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: OTHER RECEIVABLES

At December 31, 2006, two of the shareholders owed the Company $21,547. In that year, all interest charges were waived and the Company forgave the amounts owed.

NOTE 4: INVESTMENTS

The Company's investments consisted of equities carried for sale, reported at market value, with a cost of $ 52,875 and unrealized gain of $95,595 at December 31, 2007, and a cost of $52,875 and an unrealized gain of $39,495 at December 31, 2006.

At the beginning of 2006, the Company's investments consisted of stock warrants that provide the right to purchase shares of a non-publicly traded company. These warrants were exercised in 2006 at various dates.

NOTE 5: DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2007, the Company maintained good-faith deposits totaling $259,696 at two broker-dealers. At December 31, 2006, the Company maintained good-faith deposit of $252,510 with two broker-dealers.

NOTE 6: SUBORDINATED BORROWINGS

At December 31, 2007 and 2006, the Company had two subordinated notes of $75,000 each bearing interest of 16% per annum with a maturity date of January 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

NOTE 7: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California and West Virginia income tax is $1,000 for 2007 and $2,867 for 2006.

NOTE 8: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2006, the Company has a contract with one broker dealer to increase the good-faith deposit by an additional $100,000 by June 30, 2007 provided the Company has a minimum net capital of $500,000.

At December 31, 2007 and 2006, the Company has contracts with other broker-dealers which may be terminated by either party without cause with thirty (30) days' prior notice.

Software Use Contract

Starting December 31, 2005, the Company has a contract with an entity owning sophisticated trade software. The Company pays fees to the entity based upon the nature and quantity of trades executed with the software. In addition, the entity pays the Company fees based upon the number of broker-dealers who use the software through the Company.

Business Consultant Contract

Starting in the year ended December 31, 2006, the Company has a contract with a business consultant. The Company pays the consultant a minimum of $6,000 per month for various services. The contract is in effect indefinitely.

Office Lease

The Company leases office space in Santa Barbara on a month-to-month basis. The Company also leases office space in West Virginia under a non-cancelable lease that expires in September 2009. The monthly rent is $1,402. The Company has the option to renew the West Virginia lease for an additional two year term that includes a 7% increase in rent. Office rent expense was $31,680 and $29,150 in 2007 and 2006, respectively.

NOTE 9: RETIREMENT PLAN

The Company has a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2007 or 2006.

NOTE 10: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the Financial Industry Regulatory Authority, (FINRA), formerly National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $5,000 or 6.667% of aggregate indebtedness. At December 31, 2007, the Company had net capital as computed under Rule 15c3-1 of $576,207 which was $568,934 in excess of the amount required to be maintained at that date. At December 31, 2006, the Company had net capital as computed under Rule 15c3-1 of $553,480 which was $547,280 in excess of the amount required to be maintained at that date.

NOTE 11: RELATED PARTIES

One shareholder of the Company owns the building in which the Company leases its offices (see Note 8).

One shareholder is the chief executive officer of the entity with which the Company has the Software Use Contract to use the software written by the Company's business consultant. (See Note 8).

NOTE 13: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 13: CONCENTRATIONS OF RISKS (Continued)

Credit Risk (Continued)

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2007 AND 2006

	2007	2006
Net Capital:		
Total shareholders' equity	$ 511,969	$ 517,053
Add:		
Subordinated borrowings allowable in computation of net capital	150,000	150,000
Deduct - Nonallowable Assets:		
Receivables	10,000	53,123
Prepaid expenses	16,778	26,541
Furniture and equipment	10,041	14,539
Deposits	2,368	3,130
Net capital before haircuts	472,782	419,720
Haircuts:		
2% of money market funds	46,575	16,240
Net Capital	576,207	553,480
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	7,273	6,200
Excess Net Capital	$ 568,934	$ 547,280
Aggregate indebtedness	$ 109,087	$ 93,004
Ratio: Aggregate indebtedness to net capital	0.19	0.17

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2007 and 2006:

	Net Capital	Net Capital
As reported on Form X-17A-5	$ 574,070	$ 553,480
Change in shareholders' equity	(23,680)	(23,680)
Changes in nonallowable assets	23,680	23,680
Changes in aggregate indebtedness	2,137	-
Reduction in haircuts	-	-
Net Capital as reported above	$ 576,207	$ 553,480

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007 AND 2006

Montecito Advisors, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
L L P
CERTIFIED PUBLIC ACCOUNTANTS

REED S. SPANGLER
SUSAN M. FRAZIER
JANE E. RUSSELL
GAIL H. ANIKOUCHINE
WILLIAM L. JACKSON

JAMES W. FISCHER
MELISSA R. PETERSEN
HOWARD B. ATKINSON
MARILYN D. PARKE
JEFF RESTIVO

ROBERT R. BABCOCK
Consultant
NORMAN J. COLAVINCENZO
a professional corporation
Consultant
RICHARD L. HUNT
Consultant
HARVEY K. LYNN
Consultant

Santa Barbara
115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454

Los Olivos
2948 NOJOQUI AVE.
SUITE 3
P.O. BOX 336
LOS OLIVOS
CALIFORNIA 93441
PHONE (805)688-6449
FAX (805)688-6440

E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co LLP

Santa Barbara, California
February 24, 2008

END